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Exhibit 12

TRANS WORLD CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

		Historical					PRO FORMAS
							100% Exchange for Common Stock 31-Dec 2002	92% Exchange for Common Stock 31-Dec 2002
($000)		31-Dec 1998 (a)	31-Dec 1999 (a)	31-Dec 2000	31-Dec 2001	31-Dec 2002
+	Pre-tax income (loss)	$(11,256)	$(4,327)	$(4,845)	$(4,638)	$(3,114)	$561	$465
+	Fixed charges
	Interest expense	1,933	2,483	3,070	3,202	3,147	567	663
	Amortization of debt discount	532	542	735	767	803	—	—
+	Amortization of capitalized interest	—	—	—	—	—	—	—
+	Distributed income of equity investees	—	—	—	—	—	—	—
+	Share of pre-tax losses of equity investees for which guarantee charges are in fixed charges	—	—	—	—	—	—	—
-	Interest capitalized	—	—	—	—	—	—	—
-	Preference security dividend required of consolidated subsidiaries	—	—	—	—	—	—	—
-	Minority interest in pre-tax income of subsidiaries w/o fixed charges	—	—	—	—	—	—	—

Earnings (loss)		$(8,791)	$(1,302)	$(1,040)	$(669)	$836	$1,128	$1,128

Fixed charges		$2,465	$3,025	$3,805	$3,969	$3,950	$567	$663
Net excess (deficiency)		$(11,256)	$(4,327)	$(4,845)	$(4,638)	$(3,114)	$561	$465

Ratio							2.0	1.7

(a)
Includes results of the Company's Spanish casino, which was sold in 2001.

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TRANS WORLD CORPORATION AND SUBSIDIARIES RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)